OUTLOOK THERAPEUTICS, INC.

111 S. Wood Avenue

Unit #100

Iselin, New Jersey 08830

(609) 619-3990

May 2, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Outlook Therapeutics, Inc.

Registration Statement on Form S-3

Filed April 26, 2024

File No. 333-278959

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-278959) (the “Registration Statement”) to become effective on Monday, May 6, 2024, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Yvan-Claude Pierre of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Yvan-Claude Pierre of Cooley LLP, counsel to the Registrant, at (212) 479-6721, or in his absence Courtney Tygesson of Cooley LLP at (312) 881-6680.

Very truly yours,

OUTLOOK THERAPEUTICS, INC.

By:	/s/ Lawrence A. Kenyon
Name: Lawrence A. Kenyon
Title: Chief Financial Officer, Treasurer and Secretary

cc:	Yvan-Claude Pierre, Cooley LLP

Courtney Tygesson, Cooley LLP